Banco Itaú Holding Financeira S.A.

ADDITIONAL INFORMATION ABOUT THE
ORDINARY AND EXTRAORDINARY GENERAL MEETING
OF APRIL 23, 2008

TIME: 03:00 P.M.
Local: Headquarter’s auditorium, at Praça Alfredo Egydio de Souza Aranha nº 100,
Torre Itaúsa, 9th floor, in São Paulo (SP).

Banco Itaú Holding Financeira S.A.

Public Listed Company

INDEX

1.	Message from the Chairman of the Board of Directors		3

2.	Information on the Annual and Extraordinary General Meeting		4

3.	Convening Notice		6

4.	Annual General Meeting– issues to be resolved		8

	a.	Balance Sheets, other financial statements and their accompanying notes for the fiscal year ended December 31, 2007.	8

	b.	Allocation of Net Income for the fiscal year 2007.	8

	c.	Election of members of the Board of Directors.	10

	d.	Election of members of the Fiscal Council.	10

	e.	The amount of compensation payable to the members of the Boards of Executive Officers, Directors, Advisory and International Advisory and those of the Fiscal Council.	11

5.	Extraordinary Stockholders’ Meeting – issues to be resolved		12

	a.	Cancellation of common and preferred book-entry shares.	12

	b.	Capital increase and share bonus.	12

	c.	Setting up the Risk and Capital Management Committee and Accounting Policy Committee and ratifying the adherence to the Corporate Ombudsman Service set up in Banco Itaú S.A..	13

	d.	Changes to the Company’s Bylaws.	15

	e.	Change to the Stock Option Plan wording.	15

Attachment I			16

Attachment II			18

Attachment III			24

Attachment IV			41

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

1.  Message from the Chairman of the Board of Directors

São Paulo, April 7, 2008

Dear Stockholder,

Corporate Governance is made with perennial structures, which add value to the Stockholder through the adoption of principles such as equality, accountability, transparence and corporate responsibility.

Such principles, however, are very coherent with Itaú’s history, throughout which we have valued the culture of performance, reflected in the long-term strategic vision, focused on profitability and creation of value for our Stockholders. We try to conduct our activities in accordance with the highest levels of ethics, transparency, putting value on dialogue and diversity, social and environmental responsibility, and good practices of Corporate Governance, always in search of the sustainable and perennial development of our business.

This commitment of the organization is confirmed by the following awards that we received in 2007:

(a) for the eighth consecutive year we have been chosen to be part of the Dow Jones Sustainability World Index (DJSI World), maintaining our position as the only Latin American bank included in this index since it was created in1999;

(b) we have been included in the Business Sustainability Index (ISE) of the São Paulo Stock Exchange – Bovespa (ISE) for the third consecutive year;

(c) we have been elected by Management & Excellence/Latin Finance the most Sustainable and Best Managed Bank in Latin America for the third consecutive time;

(d) we, Banco Itaú Holding Financeira S.A. (the “Company”) have been granted the AAA+ rating on Corporate Governance by Management & Excellence; and

(e) we were the first company do adopt the Relevant Information Disclosure and Control Guide of the Brazilian Association of Listed Capital Companies  – Abrasca.

In this context, we created this release which includes additional details on the issues to be discussed over the Annual and Extraordinary General Meeting to be held on April 23, 2008. The purpose of this release is, therefore, to expand and reinforce the Corporate Governance practices adopted by Itaú, as well as to increase the dialogue with its millions of Stockholders.

Best Regards,
Olavo Egydio Setubal
Chairman of the Board of Directors

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

2.  Information on the Annual and Extraordinary General Meeting

           Pursuant to Article 132 of Law No. 6,404/76 (“Corporate Law”), corporations should hold an Annual General Meeting within four (4) months after the end of the fiscal year.

           Annual General Meetings are held upon the first call with the attendance of stockholders with voting rights whose shares represent at least one forth (¼) of the capital stock, and upon the second call with the attendance of any number of stockholders.

           In accordance with Article 135 of Corporate Law, the resolutions on changes to the Bylaws should be approved at an Extraordinary General Meeting, which is held upon the first call with the attendance of stockholders with voting rights whose shares represent at least two thirds (2/3) of the capital stock, and upon second call with the attendance of any number of stockholders.

           To exercise their rights, Stockholders should attend the Annual General Meeting holding their identity documents and evidence issued by the depository financial institution.

           Stockholders may be represented in the Annual General Meeting by a proxy who is appointed no longer than one (1) year ago and is a stockholder, manager or lawyer of the Company; in public listed companies the proxy may also be a financial institution, in which case the investment fund manager should represent the unit holders.

           In order to facilitate the arrangements for the Annual General Meeting, the Company requests the Stockholders represented by proxies to send by mail or courier to the following address:

Centro Empresarial Itaúsa
Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

           or by fax (011) 5019-8103, or e-mail investor.relations@itau.com.br, at least 48 hours in advance, a copy of the following documents:

           a) Legal Entities – Bylaws of the represented legal entity, evidence of the election of managers and respective proxy.
           b) Individuals – the respective proxy.

           To assist the stockholders who decide to attend the General Meetings represented by proxies, we present in Attachment I templates of proxies for common and preferred stockholders.

           Based on the provisions of CVM Instructions No. 165/91 and 282/98, for the purposes of requesting the multiple vote for the election of members to the Company’s Board of Directors, the interested Stockholders should represent at least five per cent (5%) of the voting capital.

           Pursuant to Article 141, Paragraph 1 of Corporate Law, the option set forth in said article addressing the adoption of the multiple vote should be exercised by the Stockholders at least forty eight (48) hours before the Annual General Meeting is held, and it will be incumbent upon the officers who conduct the Annual General Meeting to inform the Stockholders, based on the "Attendance Book", the number of votes required for the election of each member of the Board Directors.

           The Convening Notice included in item 3 of this release was published on April 8, 9 and 10, 2008 in the Official Gazette of the State of São Paulo and  Valor Econômico newspaper, being also available on the Investor Relations site (www.itauri.com.br).

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

           The Management Report on the operation and the key administrative events for the fiscal year, a copy of the financial statements, the report of independent auditors; a copy of the summary reports of the Fiscal Council were published on March 14, 2008 in the Official Gazette of the State of São Paulo and Valor Econômico.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

3.  Convening Notice

Banco Itaú Holding Financeira S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 4,000,000,000 shares
Subscribed and Paid-in Capital: R$ 14,254,213,000.00 – 2,443,992,440 shares

Convening Notice

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The Board of Directors hereby invites the Stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. to attend the Ordinary and Extraordinary General Meeting to be held on April 23 2008 at 3:00 p.m. in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, 9th floor in the city and state of São Paulo (SP), with the purpose of:

I -	Ordinary General Meeting

1.
presenting the Management Report, Reports of the Fiscal Council and the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for due deliberation, the Balance Sheets, other Account Statements and Explanatory Notes for the fiscal year ending December 31 2007;

2.	approving the distribution of the net income for the fiscal year;

3.
electing the members of the Board of Directors; pursuant to CVM instructions 165/91 and 282/98, notice is hereby given that eligibility to multiple voting rights in the election of members of the Board of Directors is contingent on those requesting the said rights representing at least 5% of the voting capital;

4.
electing members of the of the Fiscal Council; pursuant to Paragraph 4 of Article 161 of Law 6,404/76, the preferred stockholders shall be entitled to elect on the basis of a separate vote, an effective member and respective alternate;

5.
setting the amount to be allocated for the compensation of members of the Board of Executive Officers, the Board of Directors and the Advisory and International Advisory Boards and the compensation of the  Fiscal Council members;

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

II -   Extraordinary General Meeting

to examine the Board of Directors’ proposal, with the purpose of:

6.
cancellation of 10,265,646 common shares and 15,000,000 preferred shares, all book entry, issued by the company itself and held as treasury stock, the said cancellation to imply no reduction in capital stock;

7.
increasing  the current subscribed capital stock of R$ 14,254,213,000.00 to R$ 17,000,000,000.00, through: (i) capitalization of R$ 2,745,787,000.00 held as revenue reserves; (ii) granting 25% in bonus shares to the stockholders, free of charge in the form of 1 (one) new share for every 4 (four) shares of the same type of which they are holders;

7.1)
simultaneously with the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADRs – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also receive the bonus;

7.2)	the baseline date for entitlement to the bonus shares shall be announced to the market following approval of the respective process by the Central Bank of Brazil;

8.
instituting the Capital and Risks Management Committee and the Accounting Policies Committee, as well as ratifying the adhesion of the corporation to the institution of the Ombudsman’s Office in the Banco Itaú S.A. subsidiary, as a single organizational component of the Itaú Conglomerate;

9.
amending and consolidating the Bylaws: (i) to record the new make-up of the capital stock and the consequent adjustment in the annual minimum dividend, mandatory to the preferred shares; (ii) to increase from 12 to 15, the number of seats on the Board of Executive Officers, creating the post of Senior Managing Director and to eliminate the positions of Legal Counsel and Deputy Managing Director, reformulating the Officers’ functions and powers; (iii) to alter the composition of the Appointment and Compensation and the Disclosure and Insider Trading Committees; (iv) to provide for the Capital and Risks Management Committee and the Accounting Policies Committee; (v) to improve the wording of various provisions;

10.	improving and consolidating the wording of the Stock Options Plan.

São Paulo-SP, April 7 2008.

BOARD OF DIRECTORS

OLAVO EGYDIO SETUBAL

Chairman

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

4.   Annual General Meeting– issues to be resolved

a.   Balance Sheets, other financial statements and their accompanying notes for the fiscal year ended December 31, 2007.

Issues to be Noted: the complete financial statements of Banco Itaú Holding Financeira S.A. and subsidiaries were examined by the independent auditors, who issued an unqualified opinion.

The Audit Committee analyzed the procedures which involve the process of preparation of individual and consolidated balance sheets and trial balances, the accompanying notes and financial reports published together with the consolidated financial statements together with the consolidated financial statements. The Committee also heard, in this respect,  PricewaterhouseCoopers and the Company’s officers.  The significant accounting practices adopted by the Itaú Financial Group in the preparation of the financial statements were also examined, and it they concluded that they are in line with the significant accounting principles,   Brazilian Corporate Law and the rules of the National Monetary Council, Brazilian Securities Commission, Central Bank of Brazil, National Council of Private Insurances and Superintendence of Private Insurance, recommending the approval by the Board of the Directors of the audited financial statements of Banco Itaú Holding Financeira S.A.

The Fiscal Council checked the accuracy of all examined elements, and understood that they fairly present the financial position and the developed activities, recommending their approval by the Board of Directors.

After analyzing the respective documentation, the Board of Directors concluded for the accuracy of all examined documents, giving them unanimous approval on February 11, 2008.

All documents mentioned, together with the Report of Independent Auditors, the Opinion of the Fiscal Council and the Summary of the Audit Committee Report, were sent to the regulatory bodies and posted in the Investor Relations website (www.itauri.com.br) on February 12, 2008, and published in the Official Gazette of the State of São Paulo and  Valor Econômico on March 14, 2008.

           Company’s Proposal: give full approval for the above-mentioned documents.

b.   Allocation of Net Income for the fiscal year 2007.

Issues to be Noted: in accordance with Article 16 of the Company’s Bylaws, the Board of Directors shall submit at the  Annual General Meeting a proposal concerning the allocation of Net Income for the year, in compliance with Articles 186 and 191 to 199 of the Brazilian Corporate Law and the following provisions of the Company’s Bylaws:

“16.1. before any other allocation, 5% (five per cent) will be recorded as Legal Reserve, which may not exceed 20% (twenty per cent) of the capital stock;

16.2. the amount to be distributed as dividend to stockholders shall meet the provisions of Article 17 and the following:

a) preferred shares shall give entitlement to a priority minimum annual dividend of R$ 0.0275 per share;

b) the amount of mandatory dividend after the payment of dividends mentioned in the previous item shall then be used to remunerate the common shares at an amount equal to the priority dividend distributed to the preferred shares;

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

c) both types of shares shall give entitlement to the distribution of net income under equal conditions after a dividend equal to the minimum dividend paid to preferred shares is guaranteed to common shares.

16.3. the remaining balance will be allocated as proposed by the Board of Directors, including for setting up the reserve mentioned in Article 18, by referendum of the General Meeting.

Article 17 – Mandatory Dividend - Stockholders are entitled to receive mandatory dividends for each fiscal year, at an amount of at least 25% (twenty-five per cent) of the net income recorded for the fiscal year, adjusted according to the decrease or increase in the amounts described in "a" and "b", item I, Article 202 of Law 6,404/76, and complying with the items II and III of the same law.”

Upon resolution of the Board of Directors, interest on capital may be paid adding the amount of interest paid our credited to the amount of mandatory dividend, based on Article 9, paragraph 7, of Law No. 9.249/95.

Pursuant to Article 18 of the Company’s Bylaws, according to the proposal of the Board of Directors, the Annual General Meeting may decide on the setting up of the following reserves:

I – Reserve for Dividends Equalization, limited to 40% of the value of the capital stock, with the purpose of guaranteeing funds for the payment of dividends, including interest on capital or its interim payments, with the objective of maintaining a remuneration flow to stockholders.

II – Reserve for Working Capital Increase, limited to 30% of the value of capital stock, with the purpose of guaranteeing financial funds for corporate operations, comprising amounts equivalent to a maximum of 20% of the fiscal year’s net income, adjusted according to Article 202 of Law 6,404/76;

III - Reserve for Increase in Capital of Investees, limited to 30% of the value of capital stock, with the purpose of guaranteeing the exercise of preemptive rights in capital increases of such companies, comprising amounts equivalent to a maximum of 50% of the fiscal year's net income, adjusted according to Article 202 of Law 6,404/76.

From time to time when proposed by the Board of Directors, portions of these reserves will be capitalized to ensure that the aggregate balance does not exceed 95% (ninety-five per cent) of the capital stock. The balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

In accordance with Article 199 of the Brazilian Corporate Law, the balance of the revenue reserves, except those for contingencies and unrealized income, may not exceed the capital stock. When this limit is reached, the stockholders meeting will resolve on the allocation of the surplus, whether for payment of capital, or increase in capital stock, or distribution of dividends.

Company’s Proposal: the Net Income of R$ 7,865,776 thousand (seven billion, eight hundred sixty five million, seven hundred seventy six thousand), the board proposed the following distribution:

➢	R$ 393,289 thousand (three hundred ninety three million, two hundred eighty nine thousand) for Legal reserve.

➢
Dividends and Interest on Capital (IOC) of R$ 2,825,779 thousand (two billion, eight hundred twenty five million, seven hundred seventy nine thousand) already distributed, which correspond to R$ 2,558,679 thousand (two billion, five hundred fifty eight million, six hundred and seventy nine thousand) net of taxes.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

➢	Statutory Reserves: R$ 4,646,708 thousand (four billion, six hundred forty six million, seven hundred and eight thousand) as follow:

➢	R$ 256,096 thousand (two hundred fifty six million and ninety six thousand) to “Reserve for Dividends Equalization”;

➢       R$ 1,448,560 thousand (one billion, four hundred forty eight million, five hundred sixty thousand) to “Reserve for Working Capital Increase”; and

➢        R$ 2,942,052 thousand (two billion, nine hundred forty two million, fifty two thousand) to “Reserve for Increase in Capital of Investees”.

In the fiscal year ended December 31, 2007, the amount of Dividends and Interest on Capital net of taxes corresponded to 32.0% (thirty two per cent) of the Individual Net Income and 30.0% (thirty per cent) of the Consolidated Net Income which was R$ 8,473,604 (eight billion, four hundred seventy three million, six hundred four thousand).

c.      Election of members of the Board of Directors.

Issues to be Noted:    in accordance with Article 5 of the Company’s Bylaws, the Board of Directors will be composed of five (5) to twenty (20) Stockholders, elected at an Annual General Meeting, of which one (1) will be chosen as Chairman and one (1) to three (3) will be chosen as Vice-Chairmen by the members among. The term of office of each member is one (1) year, being eligible for reelection.

No individual who is seventy five (75) years old or older on the election date may be elected to the position of member.

As described in item 5.5.1. of the Bylaws, the members elected on April 26, 2006 who, at that date, are already 70 (seventy) years old, may, irrespective of age, may be reelected for a further five terms of office, this restriction not being applicable if, on said date, they hold the positions of Chairman and Vice Chairman, as mentioned above.

Considering the provisions of CVM Instructions No. 165/91 and 282/98, in order to request the adoption of the multiple vote for the election of the members of the Company’s Board of Directors,  the interested Stockholders should hold shares representing at least five per cent (5%) of voting capital.

Company’s Proposal:  Maria de Lourdes Egydio Villela requested for the non-renewal of her mandate, the Company thanks her for the cooperation over the several years integrating this Board.

In view of the appointment of the Director, Geraldo José Carbone to a position on the Executive Board of Banco Itaú S.A., the company shall also not propose his reelection to the Board of Directors.

After this, the Company proposes reelecting fifteen (15) members in charge and also electing a new member Mr. Ricardo Villela Marino. The director’s resumes are available for consultation in Attachment II.

The full text of the Internal Charter of the Board of Directors is posted in the investor relations website  (www.itauri.com.br), Corporate Governance >> Rules and Policies.

d.      Election of members of the Fiscal Council.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Issues to be noted:  pursuant to Article 13 of the Bylaws, the Company will have a Fiscal Council to operating on a non-permanent basis, composed of three (3) to five (5) effective members and an equal number of alternates. The election of members, the taking of office and operation of the Fiscal Council follow the provisions of Articles 161 to 165 of the Brazilian Corporate Law.

In accordance with Article 161, paragraph 2 of the Brazilian Corporate Law, the Fiscal Council, when operating on a non-permanent basis, may be convened by the General Meeting upon request of Stockholders whose shares represent at least 10% (ten per cent) of voting stock, or 5% (five per cent) of non-voting stock.

Company’s proposal: convene the non-permanent Fiscal Council and elect the members appointed below to take office of said council.

The Company appoints two members to the Fiscal Council as follows:

	Effective members:	Respective alternates:
➢	Iran Siqueira Lima.	➢	José Marcos Konder Comparato
➢	Alberto Sozin Furuguem	➢	Walter dos Santos

The effective members and respective alternates appointed have the documentation supporting the eligibility conditions set forth in Article 162 of the Brazilian Corporate Law and National Monetary Council Resolution No. 3,041/02, and must submit these documents to the Company’s Annual Stockholders. We include the resumes of the appointed members in Attachment II.

The minority stockholders are responsible for appointing the other member and his/her alternate. The full text of the Rules of the Fiscal Council is posted in the investor relations’ website (www.itauri.com.br), Corporate Governance >> Rules and Policies.

e.      The amount of compensation payable to the members of the Boards of Executive Officers, Directors, Advisory and International Advisory and those of the Fiscal Council.

Issues to be noted: according to item 4.2 of the Company’s Bylaws, the management members will receive both remuneration and profit sharing. Regarding the remuneration, the stockholders will resolve during the General Meeting on the aggregate and annual compensation amount, indexed or not, describing the portions related to the Board of Directors and that of the Board of Executive Officers. The Board of Directors will be responsible for regulating the use of the compensation and the sharing of the profit among the Board members. The Nomination and Compensation Committee is responsible for establishing the use of the compensation amount and the sharing of the profit among the Board of Executive Officers members.

The compensation of the Fiscal Council members, in addition to the reimbursement for transportation and travel expenses required for performing their duties, will be defined at the General Meeting at which they are elected.

In 2007 the Stockholders approved the aggregate compensation of R$ 20,000 thousand (twenty million reais) to the Board of Directors, Audit Committee, Advisory Board and International Advisory Board. Of this amount were paid R$ 7,153 thousand (seven million, one hundred and fifty three thousand reais).

In this same period, they approved the amount of R$ 35,000 thousand (thirty five million reais) to the Board of Directors, of which R$ 27,271 thousand (twenty seven million, two hundred and seventy one thousand reais). We point out that the approved amount for compensation of the Company’s Board of Directors can also be paid by controlled companies.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Company's proposal: in view of the high market competitiveness and giving continuity to the program for retaining professionals, the company proposes the maintenance of the maximum amount of R$ 55,000 thousand (fifty five million reais) as aggregate and annual compensation amount used for paying fixed and variable compensation to the members of statutory bodies, as follows:

a) R$ 20,000 thousand (twenty million reais) to the members of the Board of Directors, Advisory Board and International Advisory Board; and

b) R$ 35,000 thousand (thirty five million reais) to the members of the Board of Executive Officers.

The compensation of managers may also be paid by controlled companies.

The maintenance of monthly fees to be paid to the effective and alternate members of the Fiscal Council at R$ 10,000.00 (ten thousand reais) and R$ 4,000.00 (four thousand reais), respectively.

5.      Extraordinary Stockholders’ Meeting – issues to be resolved

a.      Cancellation of common and preferred book-entry shares.

Issues to be noted: as set forth in article 3 of the Company’s bylaws, the company may purchase its own shares upon authorization by its Board of Director, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan.

These stock repurchase transactions are governed by the Operational Rules for Trading of Company’s treasury stock Banco Itaú Holding Financeira S.A., of November 2004.

All acquisitions of the company’s shares were monthly and voluntarily posted by the Company in its Investors Relations’ website (www.itauri.com.br), and forwarded to CVM, the Securities and Exchange Commission – SEC, BOVESPA, New York Stock Exchange – NYSE and the BCBA (“Bolsa de Comércio de Buenos Aires”) or Buenos Aires Stock Exchange.

On April 4, 2008 the Company held in treasury the balance of 10,265,646 (ten million, two hundred sixty five thousand, six hundred and forty six) common book-entry shares, in addition to 60,110,320 (sixty million, one hundred, ten thousand, three hundred and twenty) preferred book-entry shares.

The consistent policy aimed at repurchasing shares, by treasury for further cancellation, aligned with the return on Stockholders’ Equity, enables the increase in earnings per share and in dividends paid to stockholders. It is worth mentioning that Itaú has a capital surplus that is partially used for the repurchase of the Company’s shares.

Company’s proposal: cancel 10,265,646 (ten million, two hundred sixty five thousand, six hundred and forty six) common shares and 15,000,000 (fifteen million) preferred shares, all book-entry, issued by the Company and held in treasury, without decrease in capital stock, acquired by the Company in conformity with CVM Instructions 10/80, 268/97 and 390/03, without decrease in capital stock.

b.      Capital increase and share bonus.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Issues to be noted: as set forth in item 3.1 of the Company’s Bylaws and Article 166 of the Brazilian Corporate Law, the company is authorized to increase its capital stock upon resolutions by the Board of Directors, irrespective of a change in Bylaws, up to the limit of 4,000,000,000 (four billion) shares, of which 2,000,000,000 (two billion) are common shares and two 2,000,000,000 (two billion) are preferred shares.

Bonus means the increase in capital through the issue of new shares by the Company which is proportionally distributed to Stockholders. The major purpose of this bonus is to increase share liquidity, with the resulting adjustment of the market price to a more attractive trading level, since a greater number of outstanding shares at a more favorable price will potentially give rise to more business and greater financial volume, thus generating more value to stockholders.

It is worth mentioning that in 2007 Itaú Holding’s shares traded on Bovespa increased by 63.5% in terms of daily traded average financial volume, and a 108.6% increase in terms of daily traded average financial volume of ADRs.

Company’s proposal: increase the current level of subscribed capital stock, from R$ 14,254,213,000.00 (fourteen billion, two hundred fifty four million, two hundred and thirteen thousand reais) to R$ 17,000,000,000.00 (seventeen billion reais), by way of: (i) capitalization of R$ 2,745,787,000.00 (two billion, seven hundred forty five million, seven hundred and eighty seven thousand reais) recorded in the revenue reserve; (ii) share bonus of 25% (twenty five per cent), by assigning them to stockholders without charge, one (1) new share to each four (4) shares of the same type they hold.

Concurrently and proportionally to the operation in the Brazilian market, the securities traded on the U.S. market (ADR – American Depositary Receipt) and on the Argentinean market (CEDEAR – Certificado de Depósito Argentino) will be entitled to bonus.

The base date for entitling stockholders to the bonus will be reported to the market after the respective process is approved by the Central Bank of Brazil.

c.      Setting up the Risk and Capital Management Committee and Accounting Policy Committee and ratifying the adherence to the Corporate Ombudsman Service set up in Banco Itaú S.A..

Issues to be noted:

•
The National Monetary Council (CMN)’s Resolutions No. 3,380 and 3,464 require financial institutions to implement Operational Risk and Market Management Policies and Structures. Resolution No. 3,380 defines operational risk as the possible occurrence of losses arising from failure, weakness or inadequacy in internal processes, people and systems, or any external events. Resolution No. 3,464 defines market risk as the possible occurrence of losses arising from variations in market values of positions held by a financial institution.

These resolutions also set forth that the policies be annually approved and revised by the Management of institutions and the Company’s Board of Directors.
The Operational Risk Management Policy and the Market Risk Management Policy of Banco Itaú Holding Financeira S.A. are available in our Investor Relations’ website, www.itauri.com.br, Corporate Governance, Rules and Policies.

•
The Corporate Ombudsman Service of the Itaú Group was set up in the Banco Itaú S.A. to operate as the single unit of the organization, in the name of the leading institution Banco Itaú Holding Financeira S.A. and all of its subsidiaries that are authorized to operate by the Central Bank of Brazil and the Superintendence of Private Insurance. According to the provisions of Resolution No. 3,477, of July 26, 2007, and the amendments introduced by Resolution No.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

3,489, of August 29, 2007, both issued by the National Monetary Council, the Group companies shall ratify their adherence to the setting up of this Ombudsman Service.

The Corporate Ombudsman Service is the higher level for protection of customers that are not satisfied with the service provided at the first level of other customer relationship channels: branches and specialized service centers.

In June 2005, two years before the Central Bank of Brazil’s Resolution No. 3,477/07, Banco Itaú S.A. made available to over 23 million customers of its several businesses and companies of the Itaú Group (insurance and finance companies, commercial bank and private pension plans, the Personnalité and Private Bank segments, etc.) its Corporate Ombudsman Service.

The team of ombudsmen defends the rights and interests of customers by receiving, examining and following up the complaints until a solution is effectively given. The ombudsmen have free access to all areas and businesses of the Itaú Group to find facts, searching an adequate to each situation.

The Ombudsman Service is available to customers of the Itaú Group companies, who feel unsatisfied with the solution presented for their complaints and/or who do not agree with the decision made by the company, provided that they have already looked for the Customer Support Services and have not filed a lawsuit on this matter.

Company’s proposal:

•
In order to meet the National Monetary Council (CMN) Resolutions and reinforce the internal controls structure, the Company proposes to set up the Risk and Capital Management Committee. In another corporate governance practice, it also proposes to set up the Accounting Policy Committee with the following duties.

➢
Risk and Capital Management Committee – review and approve the polities and methodologies and follow up the management of risks and capital allocation: (i) setting limits for exposure to credit, market, operational and subscription risks; (ii) setting limits for capital allocation, considering the return adjusted to risk and guaranteeing the full adherence to regulatory requirements.

➢
Accounting Policy Committee – review and approve the accounting policies and procedures: (i) guaranteeing the full adherence to regulatory standards and their uniform adoption in the entire Itaú Group, putting emphasis on estimate, evaluation and judgment criteria; (ii) following up the process of preparation of the Financial Statement and the Management’s Discussion and Analysis, quarterly, for purposes of publication and disclosure.

•
In view of the requirement imposed by the CMN Resolution No. 3,477/07 of July 26, 2007, and the amendments introduced by Resolution No. 3,489, of August 29, 2007, the Company proposes the approval of the ratification of the institution’s adherence to the Ombudsman Service of the subsidiary Banco Itaú S.A., as the single unit of the Itaú Group.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

d.      Changes to the Company’s Bylaws.

Issues to be noted: Article 135 of the Brazilian Corporate Law sets forth the mandatory call an Extraordinary Stockholders’ Meeting to change the Company’s Bylaws.

If the issues stated in items 5a, 5b and 5c included in this document, as well as other items described below, are approved, the following items in the Company’s Bylaws must be changed:
(i) recording the new composition of the capital stock and the result adjustment to the annual minimum dividend entitled to the preferred shares;
(ii) increasing, from 12 to 15, the number of positions in the Executive Board, excluding the position of Legal Advisor and Deputy Managing Director changing the powers entitled to Officers;
(iii) changing the composition of the Nomination and Compensation Committee and the Disclosure and Trading Committee;
(iv) regulating the Risk and Capital Management Committee and the Accounting Policy Committee;
(iv) changing the wording of a number of articles.

Company’s proposal: approve the changes to the Bylaws, according to the provisions described in Attachment III hereof.

e.      Change to the Stock Option Plan wording.

Issues to be noted: the Company set up a Stock Option Plan with the purpose of integrating the executives into the company’s development process in the middle- and long-range, thus providing these executives with the option of taking part in the appreciation that their work and dedication bring to the Company’s capital stock.

In April 2006, item 7.3 of the Stock Option Plan was changed to state that the share will not be early exercised if the executive is removed if they fail to be reelected. According to the former wording, the early exercise of the option would not occur only if the executive was removed if they retired.

Company’s proposal: approve the change to the Stock Option Plan, in order to adjust items 8.3, 10.5 and 10.6, that dealt with retirement, to the current wording of item 7.3, as well as improve the wording of other provisions pursuant to Attachment IV.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Attachment I

PROXY TEMPLATE

[STOCKHOLDER], [QUALIFICATION], (“Grantor”), hereby appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [PROFESSION], holder of ID CARD (RG) No. XXX and Individual Taxpayer’s Registry (CPF) No. XXX,  domiciled at [FULL ADDRESS] as their proxy, with powers to represent him/her, as stockholder of Banco Itaú Holding Financeira S.A. (“Company”), in the Company’s Extraordinary and Annual Stockholders’ Equity, which will be held on April 23, 2008, at 3:00pm, in the auditorium of the company’s registered office, at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, casting his/her vote in conformity with the voting guidance below.

The proxy hereby appointed shall have the powers limited to attending the Meeting and casting the vote in conformity with the voting guidance below, and shall not have the right or the obligation to take any other action that is not required for the sole compliance with the voting guidance stated below. The proxy is hereby authorized to refrain from any resolution or issue for which he/she has not received the specific sufficient voting guidance.

This proxy shall be valid for X (xxx) days as from this date.

[City,] _____ _____,  2008.

_______________________________
[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE

Annual Stockholders’ Meeting:

1 – learning the Management’s Report, Fiscal Council’s and Independent Auditors’ Opinions, and the Summaries of the Audit Committee’s Reports, and reviewing, for resolution purposes, the balance sheets, other financial statements and notes to the financial statements, for the fiscal year ended December 31, 2007:

For	Against	Abstention
☐	☐	☐

2 – resolving on the appropriation of the net income for the year:

For	Against	Abstention
☐	☐	☐

3 – electing the Board of Directors’ members:

For	Against	Abstention
☐	☐	☐

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

4 – electing the Fiscal Council’s members:

For	Against	Abstention
☐	☐	☐

5 – defining the compensation amounts for the members of the Executive Board and Board of Directors, the Advisory and International Advisory Boards and the compensation for the Fiscal Councils:

For	Against	Abstention
☐	☐	☐

Extraordinary Stockholders’ Meeting:

6 – canceling 10,265,646 (ten million, two hundred sixty five thousand, six hundred and forty six) common shares and 15,000,000 (fifteen million) preferred shares, all book-entry, of the Company’s own issue and held in treasury, without any decrease in capital stock:

For	Against	Abstention
☐	☐	☐

7 – increasing the current subscribed capital stock, from R$ 14,254,213,000.00 (fourteen billion, two hundred fifty four million, two hundred and thirteen thousand reais) to R$ 17,000,000,000.00 (seventeen billion reais), by way of: (i) capitalization of R$ 2,745,787,000.00 (two billion, seven hundred forty five million, seven hundred and eighty seven thousand reais) recorded in the revenue reserve; (ii) share bonus of 25% (twenty five per cent), by assigning to stockholders, on a non-onerous basis, one (1) new share to each four (4) shares they hold:

For	Against	Abstention
☐	☐	☐

8 – setting up the Risk and Capital Management Committee and the Accounting Policy Committee and ratifying the adherence of the company to the Corporate Ombudsman Service:

For	Against	Abstention
☐	☐	☐

9 – changing and consolidating the Bylaws to: (i) recording the new composition of the capital stock and resulting adjustment to the annual minimum dividend entitled to the preferred shares; (ii) increasing, from 12 to 15, the number of positions in the Executive Board, excluding the positions of Legal Advisor and Deputy Manager Director, changing the powers entitled to Officers; (iii) changing the composition of the Nomination and Compensation Committee and the Disclosure and Trading Committee; (iv) regulating the Risk and Capital Management Committee and the Accounting Policy Committee; (v)changing the wording of a number of articles:

For	Against	Abstention
☐	☐	☐

10 – improving and consolidating the wording of the Stock Option Plan:

For	Against	Abstention
☐	☐	☐

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Attachment II

Curriculum of Board of Directors

1- Olavo Egydio Setubal
Itaúsa – Investimentos Itaú S.A.: Chairman of the Board of Directors since April 2001 and CEO since March 1986, Director-General between 1966 and 1970 and since April 2004, CEO between 1970 and 1975, and 1979 and 1985, Board Director between 1966 and 1975, 1979 and 1985, and October 1986 and 2001;
Banco Itaú Holding Financeira S.A.: Chairman of the Board since March 2003;
Banco Itaú S.A.: Chairman of the Board from October 1986 and March 2003; Director- General between 1964 and 1975 and CEO between 1979 and 1985; Mayor of the city of São Paulo between 1975 and 1979 and Foreign Minister in the federal government between 1985 and 1986; member of the National Monetary Council from 1974 to 1975.
Academic Background: Graduated in Engineering from the Escola Politécnica of the Universidade de São Paulo in 1945.

2- Alfredo Egydio Arruda Villela Filho
Itaúsa - Investimentos Itaú S.A.: Board Director since August 1995 and a Member of the Member of the Disclosure of Material Information and Insider Trading committees;
Banco Itaú Holding Financeira S.A.: Vice Chairman of the Board of Directors since March 2003 e Member of the Disclosure of Material Information and Insider Trading committees;
Banco Itaú S.A.: Vice Chairman of the Board of Directors from 2001 to March 2003;
Itautec Philco S.A.: Board Director since April 1997;
Academic Background: Graduated in Mechanical Engineering from the Escola de Engenharia Mauá of the Instituto Mauá de Tecnologia in 1992 with a postgraduate degree in Business Administration from the Fundação Getúlio Vargas.

3- José Carlos Moraes Abreu
Itaúsa – Investimentos Itaú S.A.: Board Director since May 2001 and Director-General from April 1983 to April 2004;
Banco Itaú Holding Financeira S.A.: Vice Chairman of the Board of Directors since March 2003, Member of the International Advisory Board;
Banco Itaú S.A.: Vice Chairman of the Board of Directors from 1986 to March 2003, Chairman of the Board of Directors in 1985 and Director-General between 1976 and 1985; Member of the National Monetary Council between 1975 and 1984.
Academic Background: Graduated in Law from the Universidade de São Paulo in 1944.

4- Roberto Egydio Setubal
Itaúsa – Investimentos Itaú S.A.: Executive Vice President since May 1994;
Banco Itaú Holding Financeira S.A.: Vice Chairman of the Board of Directors and Chief Executive Officer since March 2003 and Member of the International Advisory Board;
Banco Itaú S.A.: Member of the Board of Directors from April 1995 to March 2003; Director-General between August 1990 and March 1994 and CEO and Director-General since April 1994;
Banco Itaú-BBA S.A.: Chairman of the Board of Directors since February 2003;
Banco Bemge S.A.: Chairman of the Board of Directors from September 1998 to December 2003 and CEO from September 1998 to August 2004;
Banco Itaucred Financiamentos S.A.: CEO since December 2003. President of the National Federation of Banks (Fenaban) and the Brazilian Federation of Banks Association (Febraban) from April 1997 to March 2001; Vice President of the Institute of International Finance, Member of the Council of the International Monetary Conference, member of the International Advisory Committee of The Federal Reserve Bank of New York and member of International Advisory Committee of NYSE (New York Stock Exchange), since april, 2005.

Academic Background: Graduated in Production Engineering from the Escola Politécnica of the Universidade de São Paulo in 1977 and Master of Science in Engineering from Stanford University in 1979.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

5- Alcides Lopes Tápias
Banco Itaú Holding Financeira S.A: Board Director since March 2003 and Member of the Audit, Disclosure of Material Information and Insider Trading committees;
Banco Itaú S.A.: Board Director from April 2002 to March 2003; partner in InterAmericana Ltda. and from December 2001, a Board Director for the Sadia Group and UBV – União Brasileira de Vidros and Brasmetal Waelzholz; sits as a member on the advisory boards of the BM&F – Commodities and Futures Exchange, Medial Saúde and DMR Consulting Brasil and is a member of the Trustee Board for the Antonio Prudente Foundation of the Cancer Hospital. He joined Bradesco in 1957, rising through the ranks to become Vice President of the Executive Board and the Senior Board of Directors until 1996. Between 1991 and 1994, he was President of the Federation of Brazilian Banks Association - FEBRABAN and a Member of the National Monetary Council. Represented Bradesco on the Boards of Ericsson, CSN, Latasa, Monteiro Aranha and others. On 1995, he was elected as a Board Director of Tubos e Conexões Tigre. In 1996, he joined the Camargo Corrêa Group as Chairman of the Board of Directors of the holding company. Chairman of the Board of Directors of USIMINAS (1997) and São Paulo Alpargatas (to September 1999), when he was appointed to the federal government as Minister for Development, Industry and Foreign Trade, a position he held until July 2001.
Academic Background: Graduated in Business Administration from Universidade Mackenzie in 1980 and Bachelor’s degree in Law from the Faculdades Metropolitanas Unidas in 1973.

6- Alfredo Egydio Setubal
Banco Itaú Holding Financeira S.A.: Executive Vice President and Investor Relations Officer with overall responsibility for communications with the capital markets, always seeking to increase the transparency of financial and strategic information which is of good quality, material, timely, credible and readily comparable, President of the Disclosure of Material Information and Insider Trading committees since March 2003. He is responsible for the relationship with the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil and other government authorities with respect to capital markets matters;
Banco Itaú S.A.: Senior Vice President since April 2005 and Vice President from march 1996 to april 2005 for the Capital Markets Area where he is responsible for the formulation, implementation and compliance with the Bank’s strategic guidelines. Investor Relations Officer between 1995 and 2003; Managing Director between 1988 and 1993; Executive Officer between 1993 and 1996; Executive Vice President between 1996 and 2005;
Banco Itaú-BBA S.A.: member of the Board of Directors since February 2003; National Association of Investment Banks – ANBID – Vice President from 1994 to August 2003 and President since August 2003. Member of the Board of Directors of the Securities Dealers’ Association – ADEVAL (since 1993), the Brazilian Clearing and Depository Corporation – CBLC (since 1998), the São Paulo Stock Exchange – BOVESPA (since 1996), Bovespa Holding S.A. (since August 2007) and the Brazilian Association of Listed Companies – ABRASCA (since 1999). President of the Council of the Brazilian Institute of Investor Relations – IBRI (from 2000 to 2003). Finance Director of the Museum of Modern Art of São Paulo – MAM (since 1992).
Academic Background: Graduated and Postgraduate in Business Administration from the Fundação Getúlio Vargas (FGV) with a specialization course at INSEAD (France).

7- Carlos da Câmara Pestana
Banco Itaú Holding Financeira S.A.: Board Director since March 2003 and member of the International Advisory Board and President of the Audit Committee;
Banco Itaú S.A.: Board Director from October 1986 to March 2003; Executive Vice-President from November 1986 to June 1990 and CEO between July 1990 and March 1994.
Academic Background: Graduated in Law from the Law Faculty of the Universidade Clássica de Lisboa  in 1955.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

8 - Fernão Carlos Botelho Bracher
Banco Itaú Holding Financeira S.A.: Board Director since April 2003 and member of the International Advisory Board;
Banco Itaú-BBA S.A.: Vice Chairman of the Board of Directors since February 2003 and President and CEO from August 1988 to April 2005; Central Bank of Brazil: Governor from 1985 to February 1987; chief negotiator of the Brazilian external debt from June to December 1987; Director for the International Area of the Central Bank of Brazil from 1974 to 1979; Banco Bradesco S.A.: Vice President from 1982 to 1985; Atlântica-Boavista de Seguros Group: Vice President from 1980 to 1982; Banco da Bahia: Director from 1961 to 1973; Pinheiro Neto Attorney’s Office in São Paulo up to 1960.
Academic Background: Graduated in Law from the Universidade de São Paulo in 1957; studied at various German universities.

9 - Guillermo Alejandro Cortina
Banco Itaú Holding Financeira S.A.: Board Director since August 2006.
Between 1986 and 1992, held several positions in Continental Bank in Buenos Aires. Between 1993 and 1996 was Second Vice-President at the Bank of America Illinois (Continental Bank) in Chicago, Illinois, USA. Since 1997, worked at Bank of America Corporation in Charlotte, North Carolina, USA, in the position of Senior Vice-President and Senior Manager – Corporate Strategy.
Academic Background: Graduated in 1985 in Accounting and Finance from the Universidad Católica Argentina in Buenos Aires. In 1995, obtained a Master’s Degree in Business Management, with a focus on Entrepreneurial Practices, Management and Marketing Strategies from Kellogg Graduate School of Management in Evanston, Illinois, USA.

10 - Gustavo Jorge Laboissiere Loyola
Banco Itaú Holding Financeira S.A.: Effective Member – President of the Fiscal Council since March 2003; Managing Partner of Gustavo Loyola Consultoria S/C since 1998; Governor of the Central Bank of Brazil from November 1992 and March 1993 and from June 1995 to August 1997 and Financial System Regulation and Organization Director from March 1990 to November 1992; Managing Partner of MCM Consultores Associados Ltda from August 1993 to May 1995; Banco de Investimento Planibanc S.A.: Assistant Director from February to October 1989; Planibanc Corretora de Valores: Operations Director from November 1987 to January 1989.
Academic Background: Graduated in Economics from the Universidade de Brasília in 1979, with a Master’s Degree and PhD in Economics from the Fundação Getúlio Vargas.

11 -Henri Penchas
Itaúsa - Investimentos Itaú S.A.: Executive Officer since December 1984, Investor Relations Officer and member of the Disclosure of Material Information and the Insider Trading committees;
Banco Itaú Holding Financeira S.A.: Board Director and Senior Vice President since March 2003, and member of the International Advisory Board and the Disclosure of Material Information and the Insider Trading committees;
Banco Itaú S.A.: Senior Vice President since April 1997; Board Director from April 1997 to March 2003; Executive Vice President from April 1993 to March 1997 with responsibility for Economic Control;
Banco Itaú-BBA S.A.: Vice Chairman of the Board of Directors since February 2003.
Banco Bemge S.A.: Vice Chairman of the Board of Directors from September 1998 to December 2003 and Vice President of the Board of Executive Officers from December 2001 to August 2004.
Academic Background: Graduated in Mechanical Engineering from the Universidade Mackenzie in 1968, with a postgraduate degree in Finance from the Fundação Getúlio Vargas.

12 - Persio Arida
Banco Itaú Holding Financeira S.A.: Board Director since March 2003;
Banco Itaú S.A.: Board Director from April 2001 to March 2003; Social Coordination Secretary of SEPLAN – 1985; Director on the Board of the Central Bank of Brazil – 1986; President of the BNDES - 1993/1994; Governor of the Central Bank of Brazil – 1995; member of the Smithsonian Institute (Washington) and member of the Institute for Advanced Study.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Academic Background: Graduated in Economics from the Universidade de São Paulo in 1975 with a Ph.D in Economics from MIT (Massachusetts Institute of Technology).

13 - Roberto Teixeira da Costa
Banco Itaú Holding Financeira S.A.: Board Director since March 2003 and member of the International Advisory Board and the Disclosure of Material Information and Insider Trading committees;
Banco Itaú S.A.: Board Director from April 2001 to March 2003; Founder Member of the Brazilian Securities and Exchange Commission (CVM) where he held the position as Chairman until 1979; President of the Latin American Business Council (CEAL) from 1998 to 2000; O Estado de S. Paulo newspaper – member of the Advisory Board.
Academic Background: Graduated in Economics from the Faculdade Nacional de Ciências Econômicas (Rio de Janeiro) in 1960.

14 - Sergio Silva de Freitas
Banco Itaú Holding Financeira S.A.: Board Director and member of the International Advisory Board since March 2003, Senior Vice President from March 2003 to April 2005;
Banco Itaú S.A.: Board Director from October 1986 to March 2003 and Senior Vice President from April 1993 to April 2005, responsible for the Corporate and Credit Areas; Executive Vice President from March 1986 to March 1993;
Banco Itaú-BBA S.A.: Board Director from February 2003 to April 2004;
Banco Bemge S.A.: Vice Chairman of the Board of Directors from April 2002 to December 2003.
Arcelor Brasil S.A. – Chairman of the Board of Directors since December 2005.
Academic Background: Graduated in Engineering from the Escola Nacional de Engenharia da Universidade Brasil in 1965.

15 - Tereza Cristina Grossi Togni
Banco Itaú Holding Financeira S.A.: Board Director since February 2004 and Member of the Audit Committee since July 2004, appointed by the Board of Directors as specialist with responsibilities pursuant to National Monetary Council Resolution 3198 and the Sarbanes-Oxley Act of the United States Congress. This appointment reflects her unquestionable knowledge in the accounting and auditing areas. She is a member of the Disclosure of Material Information Committee;Central Bank of Brazil: Board Director and Director of Supervision from April 2000 to March 2003. Consultant, Assistant Head and Head of the Supervision Department from February 1997 to March 2000 and Inspector and Supervision Coordinator in Belo Horizonte from August 1984 to February 1997.
Academic Background: Bachelor’s Degree in Business Administration and Accounting Sciences from the Universidade Católica de Minas Gerais in 1977 with specialization courses in Switzerland and the USA.

16 - Ricardo Villela Marino
Banco Itaú S.A.: Executive Officer since September 2006
Senior Managing Director from may 2005 to august 2005; Managing Director from April 2004 to April 2005; head of the Derivatives Dealing Desk (headed the team responsible for the structuring and sale of derivative solutions to middle market companies, institutional investors and private individuals) from 2003 to 2004; head of Business Intelligence (responsible for the mission to introduce radical and advanced technologies and methodologies which have helped Itaú become a benchmark in the credit card industry in Brazil) from 2002 to 2003;
Goldman Sachs Asset Management – London - Manager of the emerging markets’ equities portfolio covering Argentina, Chile, Peru, Colombia and South Africa as well as relations with governments, banks and directors of companies in each of these countries.
Academic Background: Business Administration Faculty – MIT Sloan – Cambridge, USA - 2000; Master’s degree in Business Administration, June 2000 with specialization in Financial Administration; Bachelor’s Degree in Mechanical Engineering from Escola Politécnica (USP).

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Curriculum of Members of Fiscal Council

Effective Members:

Iran Siqueira Lima
Banco Itaú Holding Financeira S.A.: Effective Member of the Fiscal Council since March 2003; Central Bank of Brazil: career employee from 1967 to 1993, where he held various positions, notably the following: Assistant Head of the Capital Markets Supervision Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Supervision Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993); Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period that he was on secondment from the Central Bank of Brazil. During this period (1986/1988), he began a consultancy business as managing partner specializing in the capital markets area (from June 1987 to June 1988); in July 1988, he returned to the federal government as Secretary for the Budget and Control of State-Owned Companies (SEST), (July 1988 to March 1990); from May 1991 to December 1992, he held the post of Economic-Financial Director of Telebrás – Telecomunicações Brasileiras S.A.; Board Director of the Brazilian Economic and Social Development Bank – BNDES, Telesp – Telecomunicações de São Paulo and Telebrás; since 1972, has been a lecturer in areas relating to accounting and finance at the following universities: AEUDF, UNB, USP. He also lectures to MBA students at FIPECAFI.
Academic Background: Graduated in Economics from UERJ (1969) and Accounting from AEUDF (1973), postgraduate degree in Economic Engineering from the Universidade Candido Mendes (1971). He has a Master’s Degree and a Ph.D in Accounting and Controllership from Universidade de São Paulo (1976 and 1998 respectively).

Alberto Sozin Furuguem
Banco Itaú Holding Financeira S.A:Effective Member of the Fiscal Council since April 2006 and Alternate Member of the Fiscal Council from March 2003 to April 2006; Banco Central do Brasil: Economist, head of the Economics Department (1981/1983), Banking Director (1985), Delegate in São Paulo (1991/1992) and Clerk (1963/1966); Finance Ministry: Advisor to the Minister (Ministry: Mário Henrique Simonsen); Government of state of Rio de Janeiro: Director of the Development Bank (1975/1979) and Central Bank Director (1985); Lecturer in Economics at the Military Engineering Institute and the University of Brasília and in Currencies and Banks at the Federal District University; Economic Consultant, own consultancy (current activity).
Academic Background: Economist from Faculdade de Administração e Finanças do Estado da Guanabara, in 1965 and Master’s Degree from the Getúlio Vargas Foundation in 1968.

As Supplementary Members

José Marcos Konder Comparato
Banco Itaú Holding Financeira S.A:  Supplemental Member of the Fiscal Council since March  2003;
Itaúsa - Investimentos Itaú S.A.:  President of the Fiscal Council since May 1995; Managing Director from August 1986 to April 1987 and Executive Director from April 1987 to March 1995;
Banco Itaú S.A: Managing Director from May 1980 to August 1986;
Banco Itaú de Investimentos S.A: Director, from September 1974 to April 1980;
Itaú S.A. Crédito Imobiliário: Chief Executive Officer, from December 1977 to August 1986;
Unifina S.A. Imobiliária e Participações: Chief Executive Officer; from September 1981 to April 1987;
Itaúsa S.A. Empreendimentos Imobiliários: Chief Executive Officer from September 1979 to April 1995; President of the ACRESP – Assosiação das Empresas de Crédito Imobiliário do Estado de São Paulo, during the years 1980-1982; Member of the Board of Directors of the BNH – Banco Nacional de Habitação, from October 1980 to October 1985.
Academic Background: Graduated in Civil Engineering from the Escola Politécnica of the Universidade de São Paulo in 1955.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Walter dos Santos
Banco Itaú Holding Financeira S.A:  Supplemental Member of the Fiscal Council since April 2006; and from March 2003 to April 2004;
Banco Itaú S.A: Managing Director from March 1989 to March 1993;
Itaúprev Seguros S.A: Managing Director from March 1993 to March 1996;
Cia. Bancredit de Serviços: Director from September 1982 to January 1995;
Bancredit Industrial S.A: Director from September 1982 to January 1995.
Academic Background: Graduated in Business Administration from Universidade São Judas Tadeu in 1975.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Attachment III

PROPOSAL FOR AMENDMENTS TO THE BYLAWS

Actual	Proposal

Article 1  -  DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these Bylaws and denominated BANCO ITAÚ HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with head-office and address for legal purposes in the city of São Paulo, State of São Paulo.

Article 1  -  DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these Bylaws and denominated BANCO ITAÚ HOLDING FINANCEIRA S.A., incorporated for an indeterminate period and with head-office and address for legal purposes in the city of São Paulo, State of São Paulo.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions	Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.
Article 3 - CAPITAL AND SHARES - The capital stock is R$ 14,254,213,000.00 (fourteen billion, two hundred and fifty-four million, two hundred and thirteen thousand Reais), represented by 2.443.992.440 (two billion, four hundred and forty-three million, nine hundred and ninety-two thousand, four hundred and forty) book entry shares with no par value, of which 1.253.000.512 (one billion two hundred and fifty-three million, five hundred and twelve) common and 1.190.991.928 (one billion one hundred and ninety million, nine hundred and ninety-one thousand, nine hundred and twenty-eight) preferred shares with no voting rights but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.0275 per share, to be restated in the event of a stock split or reverse stock split; II - the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

Article 3 - CAPITAL AND SHARES –  The subscribed and paid-in capital is R$ 17,000,000,000.00 (seventeen billion Reais), represented by 3,023,408,492 (three billion, twenty-three million, four hundred and eight thousand, four hundred and ninety-two) book entry shares with no par value, of which 1,553,418,582 (one billion, five hundred and fifty-three million, four hundred and eighteen thousand, five hundred and eight-two) common and 1,469,989,910 (one billion, four hundred and sixty-nine million, nine hundred and eighty-nine thousand, nine hundred and ten) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.022 per share, to be restated in the event of a stock split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

3.1. Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 4,000,000,000 (four billion) shares being 2,000,000,000 (two billion) common shares and 2,000,000,000 (two billion) preferred shares. Share issues

3.1.    Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 4,000,000,000 (four billion) shares being 2,000,000,000 (two billion) common shares and 2,000,000,000 (two billion) preferred shares. Share issues

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).

through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).

3.2.   Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as companies it controls.

3.2.   Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as  controlled companies.

3.3.   Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.3.   Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article,  all the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.

3.4.   Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to sub-item 3.2 of these Bylaws.

3.4.   Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.

3.5.   Acquisition of Voting Rights by the Preferred Shares - the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

3.5.   Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the

Article 4 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Executive Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions. The latter two functions will be the exclusive responsibility of the Board of Executive Officers.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Board of Executive Officers.
4.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be.

4.1.   Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be.

4.2.   Management Compensation - The Management shall receive both remuneration and a participation in the net income. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Appointments and Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers. The latter participation shall correspond to a maximum of 10 (ten) per cent of the net income recorded in the balance sheet, not however exceeding the total annual compensation due to management for the fiscal period to which the said participation in net income relates.

4.2.  Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Appointments and Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers.

Article 5 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

Article 5 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

5.1. The Board of Directors shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Board of Directors to initially establish the number of Directors, which will comprise this body for each term of office.

5.1.   The Board of Directors shall have at least five and at the most twenty members. Within these limitations, it is the responsibility of the General Meeting, which elects the Board of Directors to initially establish the number of Directors, which will comprise this body for each term of office.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

5.2. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

5.2.   In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.

5.3. Should there be a vacant position on the Board of Directors, the remaining Directors may nominate a stockholder to complete the term of office of the substituted member.	5.3. Should there be a vacant position on the Board of Directors, the remaining Directors may nominate a stockholder to complete the term of office of the substituted member.
5.4. The term of office of the members of the Board of Directors is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.4.   The term of office of the members of the Board of Directors is for one year as from the date it is elected by the General Meeting, extendable however until the date of the inauguration of the existing members’ successors.

5.5. No individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election.	5.5. No individual may be elected to the position of Director who is 75 (seventy-five) years of age on the date of his/her election.
5.5.1.   Directors elected on April 26 2006 who, as of this date are already 70 (seventy) years of age, may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

5.5.1.   Directors elected on April 26 2006 who, as of this date are already 70 (seventy) years of age, may, irrespective of age, be reelected for a further five terms of office, the latter restriction not applying, on the said date, to those holding the positions of Chairman and Vice Chairman.

5.6. The Board of Directors, which is convened by the Chairman, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members	5.6. The Board of Directors, which is convened by the Chairman, will meet whenever necessary, its decisions only being valid in the presence of at least an absolute majority of its appointed members
5.7. It is incumbent on the Board of Directors to:	5.7. It is incumbent on the Board of Directors to:
I. to establish the general guidelines of the company;	I. to establish the general guidelines of the company;
II. to elect and remove from office the company's Officers and establish their functions according to the provisions of	II. to elect and remove from office the company's Officers and establish their functions according to the provisions of these Bylaws;

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

these Bylaws;
III.  to supervise the administration of the Executive Officers, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

III.  to supervise the administration of the Executive Officers, examine at any time company accounts and documents, request information on contracts already signed or nearing the point of signature and any other acts;

IV. to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;	IV. to convene General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
V. to opine on the report of the management and the Board of Executive Officers’ accounts;	V. to opine on the report of the management and the Board of Executive Officers’ accounts;
VI. to chose and remove from office the independent auditors;	VI. to chose and remove from office the independent auditors;
VII. to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;	VII. to deliberate upon the distribution of interim dividends, including distribution to retained profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;
VIII.to decide on buy back operations on a non-permanent basis;	IX. to decide on buy-back operations on a non-permanent basis;

XI.   to elect and remove the members of the Advisory and International Advisory Boards as well as the Appointments and Compensation, Audit, Capital and Risks Management, Accounting Policies and Disclosure and Insider Trading Committees;

IX. ratify the decisions of the Appointments and Compensation Committee;	XIV.ratify the decisions of the Appointments and Compensation Committee.
X. to make decisions on payment of interest on capital;	VIII.to make decisions on payment of interest on capital;
XI.  to elect and remove from office members of the Audit Committee, to approve the operational rules that this Committee may establish for its own functioning and be aware of the Committee’s activities through its
XII. to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

reports;
XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

X.  to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 290 of September 11, 1998 and subsequent changes.

XIII. to be aware of the activities and approve the decisions of the Capital and Risks Management, Accounting Policies and Disclosure and Insider Trading Committees;
Article 6 - APPOINTMENTS AND COMPENSATION COMMITTEE - It is incumbent upon the Appointments and Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders’ Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee: (i) to provide guidance on the policy of compensation for the Directors of the subsidiaries; (ii) to analyze and propose names for appointment to the Board of Executive Officers; (iii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations; (v) to propose criteria for evaluating the activities of the Board of Directors.

Article 6 – APPOINTMENTS AND COMPENSATION COMMITTEE – It is incumbent upon the Appointments and Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders’ Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee: (i) to provide guidance on the policy of compensation for the Directors of the subsidiaries; (ii) to analyze and propose names for appointment to the Board of Executive Officers; (iii) to propose to the Board of Directors, members to hold positions on the Statutory Committees; (iv) to make known situations of potential conflict of interests related to the participation of members of the Board of Directors or the Board of Executive Officers on the statutory bodies of other corporations; (v) to propose criteria for evaluating the activities of the Board of Directors.

6.1. The committee shall be composed of up to 7 (seven) members, one of whom shall be the CEO of the Board of Executive Officers, and the others, elected annually by the Board of Directors, to be appointed from among their peers. The presidency of the committee shall be exercised by the Chairman of the Board of Directors, it being incumbent on the

6.1.  The Committee shall comprise between 6 (six) to 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers of the company and from controlled companies and from professionals of undoubted knowledge in the area, conditional on the majority being made

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Chairman to convene the respective meetings.	of members of the Board of Directors.
6.2. The Committee shall deliberate on the basis of the majority vote of its members and such deliberations shall be considered final when ratified by the Board of Directors.
6.2.  The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on this member to convene the respective meetings, and to take decisions on a majority vote of its members, such decisions being final when sanctioned by the Board of Directors.

Article 7 - AUDIT COMMITEE - The Audit Committee shall be responsible for evaluating the efficiency and reliability of the Internal Control System for Risk Management implemented by the Board of Executive Officers as well as supervising the compliance of the company’s operations and business with the legal requirements, and internal regulations the policy of the organization, the supervision of the internal audit activities and the monitoring of the independent audit as well as recommending to the Board of Directors the choice and removal of the independent auditors.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1. The Audit Committee will comprise at least three members, elected annually by the Board of Directors from among its members, the Board of Directors being also responsible for appointing the Committee’s Chairman.

7.1.      The Audit Committee will comprise at least three members, elected annually by the Board of Directors from among its members, the Board of Directors being also responsible for appointing the Committee’s Chairman.

7.1.1. It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and its connected companies, at least one of the Committee’s members having a proven knowledge of the accounting and auditing areas.

7.1.1.   It is an essential prerequisite that each member of the Audit Committee be totally independent in relation to the company and affiliated companies, at least one of the Committee’s members having a proven knowledge of the accounting and auditing areas.

7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.2.   The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.

7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three	7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

years following the expiry date of the last term of office.	three years following the expiry date of the last term of office.
7.2.     The Audit Committee shall meet when convened by the Chairman and shall be responsible for: I) the quality and integrity of the processes involving accounting, financial statements and additional information; II) compliance with the prevailing legal and regulatory requirements; III) the independence and quality of the work carried out by the independent and internal audits.

7.2.     The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.     The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.     The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.	7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.      At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	7.4.1.The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.
Article 8 - CAPITAL AND RISKS MANAGEMENT COMMITTEE – It is incumbent on the Capital and Risks Management Committee to review and approve the policies and methodologies and

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

monitor the management of the risks and of the allocation of capital: (i) establishing limits of exposure to credit, market, operational and subscription risks; (ii) establishing limits for allocation of capital, considering the adjusted return to the risk and ensuring  full compliance to the regulatory requirements.

8.1.     The Committee shall comprise between 6 (six) and 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the Board of Executive Officers of the company and from controlled companies and from professionals of undoubted knowledge in the area of management of risks and capital allocation, conditional on the majority being made of members of the Board of Directors.

8.2. The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Article 9 - ACCOUNTING POLICIES COMMITTEE – It is incumbent on the Accounting Policies Committee to review and approve the accounting policies and procedures: (i) assuring full compliance with the regulatory standards and their uniform application throughout the  Itaú Conglomerate, with an emphasis on estimative, evaluation and judgmental criteria; (ii) monitoring the preparation of the Account Statements and the Management Discussion and Analysis of the Operation, on a quarterly basis, for the purposes of publication and dissemination.

9.1.     The Committee shall comprise between 6 (six) and 8 (eight) members elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers and from controlled companies and from professionals of undoubted knowledge in the area of accounting and auditing, conditional on the majority being made of members of the Board of Directors.

9.2. The presidency of the Committee shall be assumed by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

Article 8. - DISCLOSURE AND INSIDER TRADING COMMITEE - The management of the Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading shall be exercised by the Disclosure and Insider Trading Committee, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities.

Article 10 – DISCLOSURE AND INSIDER TRADING COMMITTEE – The management of the  Corporate Policies of Disclosure of Material Facts and Procedure for Insider Trading shall be exercised by the Disclosure and Insider Trading Committee, in order to: (i) assure the transparency, quality and safekeeping of the information provided to the stockholders, investors, the press, government authorities and other capital market entities; (ii) observe and apply the criteria established in the policies, for the purpose of maintaining the ethical and legal standards of the corporation’s management, stockholders, controlling stockholders, employees and third parties in the trading of the corporation’s equities or other securities benchmarked against these same equities.

8.1.      It shall be incumbent on the Committee to permanently evaluate the guidelines and the procedures of the Policies of Procedures for Insider Trading as well as the said guidelines and procedures that shall be observed in the disclosure of material facts and in the maintenance of confidentiality of such information as set out in the Policy for Disclosure of Material Facts, as well as making prior examination of the content of press releases and counseling the Investor Relations Officer on actions to be taken in disclosing and disseminating the Policies.

10.1.     It shall be incumbent on the Committee to permanently evaluate the guidelines and the procedures of the Policies of Procedures for Insider Trading as well as the said guidelines and procedures that shall be observed in the disclosure of material facts and in the maintenance of confidentiality of such information as set out in the Policy for Disclosure of Material Facts, as well as making prior examination of the content of press releases and counseling the Investor Relations Officer on actions to be taken in disclosing and disseminating the Policies.

8.2.     The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of Banco Itaú S.A. and Banco Itaú BBA S.A. In the event a vacancy occurs, the Board of Directors may nominate a substitute to terminate the respective term of office.

10.2.   The Committee shall comprise the Investor Relations Officer and between 6 (six) and 10 (ten) members elected annually by the Board of Directors from among the members of the Board itself, from the company’s Board of Executive Officers and from controlled companies and professionals of undoubted knowledge in the capital markets area, conditional on the majority being made of members of the Board of Directors.

10.3. The presidency shall be exercised by one of the members of the Board of Directors, it being incumbent on him/her to convene the respective meetings.
Article 9 - BOARD OF EXECUTIVE OFFICERS -	Article 11 - BOARD OF EXECUTIVE OFFICERS -

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.

9.1. The Board of Executive Officers shall comprise 5 (five) to 12 (twelve) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Legal Counsel, Managing Directors and Deputy Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.

11.1.    The Board of Executive Officers shall comprise 5 (five) to 15 (fifteen) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Senior Managing Directors and Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.

9.2. In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The President will be substituted by one of the Senior Vice-Presidents in the former's absence or incapacity.

11.2.    In the case of absence or incapacity of any Officer, the Board of Executive Officers will choose the interim deputy from among its members. The CEO and President shall be substituted in his/her absences or incapacity, by the Vice-President appointed by him/her.

9.3. Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.	11.3. Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.

9.4. The same Officer may be elected or designated either on an effective basis or on an interim basis to accumulate more than one position.

9.5. The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.	11.4. The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.

9.6. A Officer who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.	11.5. A Officer who will be 62 (sixty-two) years of age on the date of his/her election may not be elected to take office.

Article 10 - OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of

Article 12 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a

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Banco Itaú Holding Financeira S.A.

Public Listed Company

the company, including the rendering of guarantees on behalf of third parties.	commitment on the part of the company, including the rendering of guarantees on behalf of third parties.
10.1. Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors’ authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

12.1.    Two Officers, one of them mandatorily the President and CEO or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors’ authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

10.2. It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

12.2.    It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

10.3. The Senior Vice-Presidents and the Executive Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.
12.3. The Vice-Presidents are responsible for the management of the banking operations and representing the company in contacts with regulatory bodies or entities.

10.4. The Executive Officers are responsible for assisting the Senior Vice-Presidents and the Executive Vice-Presidents in performing their functions.	12.4. The Executive Officers are responsible for assisting the Vice-Presidents in performing their functions.

10.5. The Legal Consultant is responsible for providing legal advice as it relates to the functions of the Board of Executive Officers.

10.6. It is incumbent on the Managing Directors and Deputy Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.

12.5.    It is incumbent on the Senior Managing Directors and Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.

Article 11 - ADVISORY BOARD - The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors, with the responsibility of collaborating with the Board of Executive Officers through suggestions for solving problems when requested to do so.

Article 13 – ADVISORY BOARD – The company will have one Advisory Board comprising from 3 (three) to 20 (twenty) members, elected annually by the Board of Directors, with the responsibility of collaborating with the Board of Executive Officers through suggestions for solving problems when requested to do so.

11.1. Should a vacant position arise on the Advisory	13.1. Should a vacant position arise on the

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Board, the Board of Directors may appoint a substitute for the remainder of the term of office.	Advisory Board, the Board of Directors may appoint a substitute for the remainder of the term of office.

11.2. The amount of compensation allocated to the Advisory Board shall be established by the General Meeting, it being incumbent on the Board of Directors to regulate the use of the said amount.
13.2     The amount of compensation allocated to the Advisory Board shall be established by the General Meeting and incorporated with that of the Board of Directors, it being incumbent upon the latter to regulate the use of this amount.

Article 12 - INTERNATIONAL ADVISORY BOARD - The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

Article 14 – INTERNATIONAL ADVISORY BOARD – The International Advisory Board shall meet to assess the world economic outlook and the application of internationally accepted codes and standards, especially with respect to monetary and financial policy, corporate governance, capital markets, payment systems and money laundering, as a means of contributing to the enhanced presence of the company in the international financial community.

12.1. The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Board of Directors, from the members of this body and the Board of Executive Officers and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Board of Directors may appoint a substitute to complete the term of office.

14.1.    The International Advisory Board shall comprise the President and Chief Executive Officer and from 3 (three) to 20 (twenty) individuals elected annually by the Board of Directors, from the members of this body and the Board of Executive Officers and personalities of recognized competence in the field of international financial and economic relations. Should a vacancy occur on the International Advisory Board, the Board of Directors may appoint a substitute to complete the term of office.

12.2. It is incumbent on the Board of Directors to regulate the working of the International Advisory Board and appoint its President.	14.2. It is incumbent on the Board of Directors to regulate the working of the International Advisory Board and appoint its President.

12.3. The General Meeting shall establish the amount of compensation of the International Advisory Board, it being incumbent on the Board of Directors to regulate the use of this amount.
14.3.    The General Meeting shall establish the amount of compensation of the International Advisory Board, and incorporated with that of the Board of Directors, it being incumbent upon the latter to regulate the use of this amount.

Article 13 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-	Article 15 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-

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permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.

Article 14 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.	Article 16 - GENERAL MEETING - The activities of the General Meeting will be presided over by the President who will designate a stockholder to act as secretary.

Article 15 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 17 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be raised and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 16 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

Article 18 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:

16.1. before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	18.1. before any other distribution, 5% (five per cent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;

16.2. the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 17 and the following norms:	18.2. the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 19 and the following norms:

a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);	a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);
b)  the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

b)      the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c) the shares of both types will participate in	c) the shares of both types will participate in the net income to be distributed under

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the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;	equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;
16.3. the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 18, "ad referendum" of the General Meeting.	18.3. the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 20, "ad referendum" of the General Meeting.

Article 17 - MANDATORY DIVIDEND - The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters "a" and "b" of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

Article 19 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.

17.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the "Dividend Equalization Reserve" will be credited back to this same reserve account.

19.1.    The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.

17.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.	19.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.

Article 18 - STATUTORY RESERVES - According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I - Dividend Equalization Reserve; II - Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Associate Companies.

Article 20 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Associate Companies.

18.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 17.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with

20.1.    The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose will be the payment of dividends, including interest on capital (item 19.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds

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Banco Itaú Holding Financeira S.A.

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funds from:	from:
a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76	a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;
b) equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;	b) equivalent to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c) equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;	c) equivalent to 100% of the restated amounts for previous fiscal years, recorded as retained earnings;
d) originating from the credits corresponding to interim dividend payments (17.1).	d) originating from the credits corresponding to interim dividend payments (item 19.1).

18.2.    Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

20.2.    Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to a maximum of 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.

18.3.    Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.

20.3.    Reserve for Capital Increase in Associate Companies will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to up to 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.

18.4.    From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

20.4.    From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.

18.5.    The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which

20.5.    The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may

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Banco Itaú Holding Financeira S.A.

Public Listed Company

may be charged to different sub-accounts, according to the category of the stockholders.	be charged to different sub-accounts, according to the category of the stockholders.
Article 19 - BENEFICIAL OWNERS - The company is prohibited from issuing shares of the Beneficial Owner type.	Article 21 - BENEFICIAL OWNERS – The company is prohibited from issuing shares of the Beneficial Owner type.

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Attachment IV

PROPOSAL FOR CHANGES ON THE PLAN FOR GRANTING OF STOCK OPTIONS

Actual	Proposal

1. PLAN’S OBJECTIVE AND GUIDELINES	1. PLAN’S OBJECTIVE AND GUIDELINES

Banco Itaú Holding Financeira S.A. has instituted the current Plan for Granting Stock Options for the purpose of integrating executives into the medium to long-term development of the institution. This will permit the Plan’s beneficiaries to participate in the added share value, which their work and dedication has created and represented by the institution’s capital.

Banco Itaú Holding Financeira S.A. (ITAÚ) has instituted a Plan for the Granting of Stock Options (PLAN) for the purpose of integrating executives into ITAÚ’s medium and long-term development. This will facilitate their participation in the additional value which their work and dedication have created for the shares which represent ITAU’s capital.

1.1.   The stock options will give their respective holders the right to subscribe shares in Banco Itaú Holding Financeira’s authorized capital in accordance with the conditions of this Plan. Once these conditions have been complied with, at its discretion, instead of increasing its capital through subscription by the holders that opt to do so, Banco Itaú Holding Financeira may sell them treasury stock, which has been acquired for subsequent resale in the market.
1.1. The stock options will give their respective holders the right to subscribe preferred shares of ITAÚ’s authorized capital stock in line with the Plan’s conditions. .

1.2.   At ITAÚ’s discretion, the exercising of the options may correspond to a sale of shares held as treasury stock for resale to the market, thus in essence applying, as a general rule, the same discipline pursuant to the PLAN.

1.2. Each stock option will give the right to subscribe a thousand shares.	1.3. Each stock option shall give the right to subscribe one share.

2. WHO WILL QUALIFY FOR THE STOCK OPTIONS’ GRANTS?	2. BENEFICIARIES OF STOCK OPTIONS

It will be the exclusive responsibility of the Appointments and Compensation Committee (Article 6 of Banco Itaú Holding Financeira S.A.’s bylaws), from hereon denominated simply the "Committee", to periodically designate the officers of Banco Itaú Holding Financeira to whom stock options shall be granted in the quantities specified.
It shall be incumbent on ITAÚ’s Appointments and Compensation Committee (COMMITTEE) to periodically designate the officers of ITAÚ to whom stock options shall be granted in the quantities specified.

2.1.   If and when exceptional and relevant reasons so justify, stock options may be granted to directors of controlled institutions and also senior employees of Banco Itaú Holding Financeira or the aforesaid institutions..
2.1. In exceptional circumstances, stock options may be granted to the officers of controlled companies or to senior employees of ITAÚ or the aforesaid companies.

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2.1.1. Stock options may also be granted to highly qualified individuals on being hired by Banco Itaú Holding Financeira or its controlled institutions.	2.1.1. Stock options may also be granted to highly qualified individuals on being hired by ITAÚ or its controlled companies.

2.2. The stock options shall be personal and not transferable.	2.2. The stock options shall be personal and not transferable, except by succession causa mortis..

2.3.   The Chairman of the Board of Directors shall accumulate the position of president of the Committee and it will be incumbent upon him to apprise the Board of the stock options grants so decided by the Committee. The Board of Directors may modify the Committee’s decisions within 30 (thirty) days. Should this not be the case, the options granted by the Committee may be considered as confirmed and ratified, the decision therefore becoming final.

2.3.   It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify this decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS	3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.	3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2.   The total number of stock options to be granted relative to a given fiscal year shall not exceed the limit of 0.5% (one half of one percent) of Banco Itaú Holding Financeira’s total shares, which the majority and minority stockholders hold on the closing balance sheet date for the same fiscal year.

3.2.   The total quantity of stock options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ that the majority and minority stockholders hold on the closing date of the balance sheet of the same fiscal year.

3.2.1. In any given fiscal year, should the number of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock options’ grant in any one of the 7 (seven) subsequent fiscal years.

3.2.1. In any given year, should the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock options in any one of the 7 (seven) subsequent fiscal years.

3.2.2. Exclusively for the purposes cited in item 2.1.1., the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms in 3.2.1.

3.2.2. Pursuant to item 2.1.1, the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS	4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

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4.1. Pursuant to the conditions in the previous item, the Committee shall meet to fix the total number of stock options to be granted in relation to the foregoing fiscal year.
4.1.   The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and grace period (item 8).

4.2.  The Committee may segment the total lot of stock options to be granted in series, establishing the characteristics and conditions of each series, especially the strike price (item 6), the expiration date (item 7) and grace period (item 8) of the corresponding stock options.

5. PRO-RATA DISTRIBUTION AMONG THE EXECUTIVES	5. PRO-RATA DISTRIBUTION AMONG THE EXECUTIVES

5.1.  Having set the total number of stock options to be distributed (items 4.1 and 4.2 above) and the respective segmentation into series, the Committee shall select the executives to whom the said stock options shall be granted and fix the number of stock options in each series to be received by each executive.

5.1.  The COMMITTEE shall select the executives to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, the performance of the selected executives for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

5.2.   The Committee shall effect the above-mentioned designations and pro-rata distribution, at its exclusive criterion, based upon the performance of the selected executives during the given fiscal year, the compensation already recorded for the period and other parameters considered appropriate.

6. STRIKE PRICE	6. STRIKE PRICE
The strike price is so defined as the value that must be paid to Banco Itaú Holding Financeira for the subscription of each share as a consequence of exercising the stock option that has been granted. This price shall be fixed by the Committee simultaneously with the granting of the stock option and shall be restated up to the month prior to the exercising of the option according to the IGP-M index or, in its absence, by any index, which the Committee so chooses.

The strike price, to be paid by ITAÚ, shall be established by the COMMITTEE simultaneously with the granting of the stock option and shall be restated up to the month prior to the exercising of the option according to the IGP-M or, in its absence, by any index which the COMMITTEE shall designate.

6.1.   In establishing the strike price, the Committee shall consider the average prevailing prices for Banco Itaú Holding Financeira’s shares on the days the São Paulo Stock Exchange was open for business during at least one and, at the most, three months prior to the issue date of the stock options at the Committee’s discretion. An adjustment of 20% more or less than the aforementioned average prevailing price is permitted.

6.1.   To establish the strike price, the COMMITTEE shall consider the average prices for ITAÚ’s preferred shares on the days the São Paulo Stock Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted.

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6.2. In exercising the stock option, the respective holder must pay the strike price within a term equal to that for the settlement of operations on the São Paulo Stock Exchange.	6.2. The exercise price shall be paid within a term equal to that for the settlement of operations on the São Paulo Stock Exchange.

6.3. The shares acquired through the exercising of stock options shall enjoy the same dividend rights as if they had been purchased on the same date, thorough the São Paulo Stock Exchange.	6.3. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the São Paulo Stock Exchange.

7. STOCK OPTION EXPIRATION DATE	7. STOCK OPTIONS EXPIRY DATE

The Committee shall set an expiration date for the stock option grants, these automatically being extinguished at the end of period.	The COMMITTEE shall set an expiry date for the stock option grants, these being automatically extinguished at the end of the period.

7.1.  The term of each stock option series will begin on the date that this series has been issued and the respective expiration dates will fall at the and of a period which may vary between the minimum of YI+5 years and the maximum of YI+10 years, YI (Year of Issue) understood to be the calendar year during which this issue occurs. The term of the stock option will therefore always expire on the last business day of the last calendar year covered by this period.

7.1.  The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of YI+5 years and the maximum of YI+10 years, YI (Year of Issue) being understood as the calendar year during which the issue occurs. The term of the stock option shall therefore always expire on the last business day of the last calendar year of this term.

7.2.  The term of the stock options, the holders of which resign or are dismissed from Banco Itaú Holding Financeira and/or its controlled companies and no longer have executive functions in any corporation in the conglomerate, shall be extinguished with immediate effect. The directors’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term will extinguish on the date that the relative labor contract is rescinded.

7.2.  The term of the stock options, the holders of which resign or are dismissed from ITAÚ and/or its controlled companies and no longer have executive functions in any corporation, shall be extinguished ipso jure. The officers’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded.

7.3.  The provision for the early extinguishment of the term in item 7.2 above, shall not occur should the director leave due to his/her failure to be re-elected or in the case of an employee over 55 years of age. In this case, the stock options held by the retiree may be exercised up to the final expiration date (item 7.1), or within 3 (three) years as from the date of retirement, which ever one expires first.

7.3.  The provision for extinguishment pursuant to 7.2 shall not occur should the officer leave the organization due to his/her failure to be re-elected or in the case of an employee over 55. In this case, the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first.

7.4. Should the holder of the stock options die, the respective heirs may exercise them up to the final expiration date (item 7.1), or within a period of up to 3 (three) years as from the date	7.4. Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

of decease, whichever event occurs first.	to 3 (three) years as from the date of decease, whichever event occurs first.

7.4.1.   Should the beneficiary’s decease occur after leaving, pursuant to item  7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.

8. EXERCISING THE STOCK OPTIONS	8. EXERCISING OF THE STOCK OPTIONS

The holders of the stock options’ grants may exercise them subscribing the shares to which they have a right in accordance with the rules of this Plan.

8.1. The options shall run for a term as stipulated in item 7 above, but may only be exercised once a grace period has elapsed and outside the "black-out periods" fixed by the Committee.	8.1. Without limitations to the period of validity (item 7), the options may only be exercised once the grace period has elapsed and outside the blackout periods stipulated by the COMMITTEE.

8.2.  The Committee shall fix the grace period for each stock options series on the date of issue, the respective duration of which shall vary from YI+1 to YI+5 years, YI being the calendar year during which the issue has occurred. The grace period shall therefore expire on the last day of the last calendar year covered by the respective period.

8.2.  The COMMITTEE shall establish the grace period for each stock options series on the date of issue, the duration of which shall vary from YI+1 and YI+5 years, YI being the calendar year in which the issue has occurred. The grace period shall therefore always expire on the last day of the last calendar year of this period.

8.3.   The grace period shall extinguish with immediate effect in the event of the retirement of the holder of the stock option, the said holder being permitted to exercise it at his/her discretion up to the expiration date cited in 7.3 above.
8.3. The grace period shall extinguish on the holder’s leaving the organization pursuant to the conditions in item 7.3, or due to his/her decease..

8.4.   Equally, the grace period shall be extinguished should the holder of the stock option die, his/her respective heirs being permitted to exercise it when they so desire up to the expiration date contained in item 7.4 above.

8.5.   The Committee shall determine the "black-out periods" when these are justified, whether this be in the period leading up to a share subscription or to prevent subscribing shares in the periods when the CVM forbids officers to trade in the shares of the company which they manage.
8.4. The COMMITTEE shall determine the blackout periods when necessary, in order to organize the work involved leading to a subscription.

8.6.  The holder of the stock options shall advise the Corporate Affairs Department (Superintendência de Assuntos Corporativos) of Banco Itaú S.A. at least 48 hours prior to the date on which he/she intends to exercise the stock options.

8.5.  The holder of the stock options shall advise the Corporate Affairs Department (Superintendência de Assuntos Corporativos) of Banco Itaú S.A. at least 48 hours prior to the date on which he/she intends to exercise the stock options.

8.7. The holder of more than one series of stock	8.6. The holder of more than one series of stock

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

options may at the appropriate time, exercise all or only some, in their entirety or partially.	options may exercise all or only some, in their entirety or partially.
9. QUANTITATIVE ADJUSTMENTS TO THE STOCK OPTIONS	9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the integrity of the Plan (item 1 above), the number of stock options granted and still not exercised, or their strike price, may be adjusted upwards or downwards when the level of Banco Itaú Holding Financeira’s share price on the Stock Exchanges changes significantly due to decisions taken by Banco Itaú Holding Financeira’s Board of Directors or the General Stockholders’ Meeting as established below.

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, for exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1.  The above-mentioned quantitative adjustments shall be justified by consistent variations in the level of Banco Itaú Holding Financeira’s share prices caused by the following decisions or operations: (a) stock split or reverse spilt or stock dividends; (b) the issue of a large number of shares for increasing the capital; (c) distribution of dividends, interest on capital and/or cash bonuses, for exceptionally high amounts; (d) mergers, incorporations, spinning off of part of the group or acquiring the control of large companies; (e) other actions of a similar nature and relevant significance.

9.2.   When the share prices diverge to levels which conflict with the Plan’s purpose, the Committee shall deliberate on the above mentioned quantitative adjustments and implement them once ratification from the Board of Directors has been obtained.
9.1. The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES	10. AVAILABILITY OF SHARES

10.1. The holder of the stock option may negotiate one half of the shares, which he has acquired through each transaction involving the exercising of this option.	10.1. The holder may freely negotiate one half of the shares which he has subscribed through the exercising of the option..

10.2.      The other half shall remain blocked for negotiation for a term of 2 (two) years as from the exercise date, this process being registered pursuant to article 40 of Law 6,404 of December 15, 1976, with the exception of the cases cited below.
10.2. The other half shall remain non-negotiable for a term of 2 (two) years as from the exercise date, this process being registered pursuant Article 40 of Law 6,404 of December 15 1976.

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902

Banco Itaú Holding Financeira S.A.

Public Listed Company

10.3.      The blocking of shares pursuant to item 10.2 above shall not apply to share subscriptions through the exercising of stock options transacted in the last six months before final expiration date (item 7 above) of this stock option.
10.3. The blocking of shares pursuant to item 10.2 shall not apply to share subscriptions through the exercising of stock options in the last six months before final expiry date (item 7).

10.4.      At the outset of this final semester before the stock option expiration date, all the shares that until this time have been blocked and subscribed through previous partial exercising of the same option, shall become available for negotiation in anticipation of the final expiration date.
10.4. At the outset of the final semester prior to stock option expiry, all those shares which have been blocked up to that time shall become available for negotiation.

10.5.      The blocking of the shares described under item 10.2 above shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a retired stock option holder (item 7.3 above) or the heirs of a deceased holder (item 7.4 above).

10.5.      The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.4).

10.6. The shares registered as unavailable pursuant to item 10.2 above shall become totally and immediately free for negotiation on the retirement or death of the respective holder.
10.6.      The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.

11. OMISSIONS	11. OMISSIONS

It is incumbent on the Committee to decide cases not covered by this Plan, ad referendum of Banco Itaú Holding Financeira’s Board of Directors.	It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.’

Centro Empresarial Itaúsa
Praça Alfredo Egydio de Souza Aranha, 100 - Parque Jabaquara
Cidade de São Paulo, Estado de São Paulo, Brasil
CEP 04344-902